UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of July, 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

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[LOGO - TELEVISA]                                     PRESS RELEASE
                                                      FOR IMMEDIATE RELEASE
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               TELEVISA SUES UNIVISION FOR DECLARATORY RELIEF
                      ON INTERNET DISTRIBUTION IN U.S.

July 19, 2006, Mexico City, Mexico - Grupo Televisa, S.A. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO) ("the Company") announced that it has filed a lawsuit today in Los Angeles Superior Court against Univision to obtain a declaratory judgment affirming Televisa's right after December 19, 2006 to distribute in the U.S. over the Internet the television programming that it currently supplies Univision under their Program License Agreement ("PLA"). Televisa said that it is seeking the judgment as it proceeds with its options to build its business in the growing US Hispanic marketplace. The Company also stated that this litigation is separate from existing legal action asserting breaches of the PLA by Univision. That litigation is currently pending in U.S. District Court in Los Angeles.

Televisa is represented by attorneys Marshall B. Grossman of Alschuler Grossman Stein & Kahan LLP (Los Angeles), and Herbert M. Wachtell of Wachtell, Lipton, Rosen & Katz (New York City).

                                    ###

Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States, and in La Sexta, a free-to-air television venture in Spain.



TELEVISA INVESTOR RELATIONS CONTACTS:     MEDIA RELATIONS CONTACTS:

MICHEL BOYANCE / ALEJANDRO EGUILUZ        MANUEL COMPEAN
Tel: +52 (55) 5261-2445                   Tel: +52 (55) 5728-3815
Fax: +52 (55) 5261-2494                   Fax: + 52 (55) 5728-3632
ir@televisa.com.mx                        mcompean@televisa.com.mx
------------------                        ------------------------

                                          LIN WU/SCOTT HYNES
                                          Kekst and Company
                                          Tel: +1 (212) 521-4800

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: July 20, 2006                         By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President